Exhibit 13.9



TLC SongShares® Launching May 26

RESERVE YOUR "NO SCRUBS - TLC VERSION," "CREEP - TLC VERSION," AND "DIGGIN' ON YOU - TLC VERSION" SONGSHARES® AND EARN MUSIC ROYALTIES

TLC SONGSHARES® DROP

How It Works

This is your chance to **own a piece of your favorite TLC songs**! We are launching SongShares® offerings for newly-released versions of **"No Scrubs - TLC Verson," "Creep - TLC Version,"** and **"Diggin' On You - TLC Version."** Reserve your SongShares® for your favorite songs and any earned **music royalties are paid directly to you**.

SongShares® owners will be able to claim a commemorative digital collectible via **OneOf**.

VIP Auctions Begin May 26
"Creep - TLC Version"
"Diggin' on You - TLC Version"
"No Scrubs - TLC Version"

- **Sign Up Below to Get Notified**
- **Reserve Your SongShares®**
- **Buy Your SongShares®**
- **Earn Music Royalties**

Get Notified | Enter To Win TLC Phone Call | FAQs

Tour





Wat3rfalls (TLC Version)

TLC

PREVIEW

1	No Scrubs - TLC Version TLC		3:32
2	Waterfalls - TLC Version TLC		4:39
3	Creep - TLC Version TLC		4:26
	Diggin' On You - TLC Version		

GET NOTIFIED

VIP Auctions Begin **May 26**! Sign up to get notified!

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Last Name

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FAQs

What are royalties?

What am I buying?

What are SongShares?

What is a VIP Auction?

How does bidding work?

What happens if I win a VIP Auction?

What happens at the end of the VIP Auction?

What is a VIP Sale or Public Sale?

How do I pay?

When do I receive royalty payments?

For all other questions outside of this TLC promo, please reference our [company FAQ page] for more details on SongVest related questions.


TLC
"NO SCRUBS – TLC VERSION"

← Back To Auction List

No Scrubs – TLC Version

$100 Starting Bid

$100 Current Bid

Starts In :

01 Days | 16 Hrs | 12 Min | 25 Sec

PLACE BID

Enter unit quantity | LOGIN TO BID

MAKE A PROXY BID

Enter unit quantity | LOGIN TO BID

MAKE AN OFFER TO BUY ALL

LOGIN TO MAKE AN OFFER

MY CURRENT BIDS | **TOTAL SONGSHARES** | 0.00% Of 1900 SongShare Goal

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$0 Last 12 Months Royalties Paid

$0.00 Royalties Paid Per Unit (last 12 months)

$100 Current Bid

0/1900

Reserved Units | Available Units

Total Units 1900

Add to Calendar:

Description

Type of Rights: Sound Recording Owner's Share

Type of Income: Downloads, Streaming

Paid By: DistroKid

Term (Life or Yrs): Life of copyright

READ VIP AUCTION FAQS

VIDEO HELP ON BIDDING

The 2023 new sound recording by the best-selling American girl group of all time was initially released Jan 31, 2023. This new recording is fully owned by the band and for the first time, they will receive all royalties. The original "No Scrubs" released in 1999, topped out at #1 on the *Billboard Hot 100* chart and is certified 5x Platinum by the RIAA.

TLC is sharing 50% of the streaming royalties generated from the newly-released versions of selected hits so that fans can join in the overall success of these new songs.


50%
ARTIST
50%
SONGSHARES

"We've always tried to show our fans how much they are appreciated. From including their letters in Fanmail, and inviting them to be a part of our last project. This partnership with SongVest offered another opportunity to show our gratitude to our amazing fans and to include them in TLC history in a very special way."

Fans can bid now to reserve their shares. After SEC qualification, purchasers of these SongShares will also have an opportunity to claim a free custom digital collectible from OneOf.* This digital collectible does not represent the underlying security investment.



No Scrubs - TLC Version

TLC

PREVIEW

SongVest offers a unique opportunity for fans to invest in the music industry by buying units of 50% of the sound recording royalties in "No Scrubs - TLC Version". This means that investors can earn money every time the song is streamed online.

You are reserving one or more units that allow you to be first in line to purchase these units once they are qualified by the SEC. Each unit represents a prorated percentage of the royalties collected from the sound recordings and paid by DistroKid.


1 RESERVE
2 BUY
3 EARN

VIP AUCTION | 24 HOUR PRESALE | ROYALTY PAYMENTS

Reserve - During the VIP Auction, you can reserve one or more SongShares at $100 per unit. If all of the units are reserved at the starting price, the unit price will increase. Any unit reserved at the higher price will displace a unit at the lower price. Based on demand, you could lose your reservation and have to bid again at the higher unit price to ensure you have your units reserved. The VIP Auction will end when time runs out and no new bids have been made in the last 5 minutes.

Buy - You will be able to purchase your units when the Offering goes on sale. This is usually 3 to 4 weeks after the VIP Auction closes and after notice of SEC qualification. You will receive an email with notice for a 24-hour window for successful bidders to purchase their reserved units. If any units are not purchased, it will open to the public to buy remaining SongShares.

Earn - SongVest will pay out any earned royalties quarterly.

---

*After SEC qualification, when the Offering is closed, SongVest will email purchasers with details on claiming their free digital collectible from OneOf. Purchasers may claim one token for each share purchased and will need to have, or register for, a free account at OneOf.com.

Current Financial Information

Sound Recording Title	ISRC
No Scrubs - TLC Version	QZTAW2269062

ROYALTYTRADERS LLC (DBA SONGVEST) IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. https://www.songvest.com/offering

Contact Us


TLC
"DIGGIN' ON YOU – TLC VERSION"

← Back To Auction List

Diggin' On You - TLC Version

$100 Starting Bid

$100 Current Bid

Starts In :

01	16	11	53
Days	Hrs	Min	Sec

PLACE BID

Enter unit quantity | LOGIN TO BID

MAKE A PROXY BID

Enter unit quantity | LOGIN TO BID

MAKE AN OFFER TO BUY ALL

LOGIN TO MAKE AN OFFER

MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$0 Last 12 Months Royalties Paid	**$0.00** Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

0.00% Of 200 SongShare Goal

$100 Current Bid

0/200

Reserved Units | Available Units

Total Units **200**

Add to Calendar:

Description

Type of Rights: Sound Recording Owner's Share

Type of Income: Downloads, Streaming

Paid By: DistroKid

Term (Life or Yrs): Life of copyright

READ VIP AUCTION FAQS

VIDEO HELP ON BIDDING

The 2023 new sound recording by the best-selling American girl group of all time was initially released May 3, 2023. This new recording is fully owned by the band and for the first time, they will receive all royalties. The original "Diggin' On You," released in 1994, reached #5 on the *Billboard Hot 100* chart and was certified Gold by the RIAA.

TLC is sharing 50% of the streaming royalties generated from the newly-released versions of selected hits so that fans can join in the overall success of these new songs.


50%
ARTIST
50%
SONGSHARES

"We've always tried to show our fans how much they are appreciated. From including their letters in Fanmail, and inviting them to be a part of our last project. This partnership with SongVest offered another opportunity to show our gratitude to our amazing fans and to include them in TLC history in a very special way."

Fans can bid now to reserve their shares. After SEC qualification, purchasers of these SongShares will also have an opportunity to claim a free custom digital collectible from OneOf.* This digital collectible does not represent the underlying security investment.



Diggin' On You - TLC Version

TLC

PREVIEW

SongVest offers a unique opportunity for fans to invest in the music industry by buying units of 50% of the sound recording royalties in "Diggin' On You - TLC Version". This means that investors can earn money every time the song is streamed online.

You are reserving one or more units that allow you to be first in line to purchase these units once they are qualified by the SEC. Each unit represents a prorated percentage of the royalties collected from the sound recordings and paid by DistroKid.


1 RESERVE
VIP AUCTION
2 BUY
24 HOUR PRESALE
3 EARN
ROYALTY PAYMENTS

Reserve - During the VIP Auction, you can reserve one or more SongShares at $100 per unit. If all of the units are reserved at the starting price, the unit price will increase. Any unit reserved at the higher price will displace a unit at the lower price. Based on demand, you could lose your reservation and have to bid again at the higher unit price to ensure you have your units reserved. The VIP Auction will end when time runs out and no new bids have been made in the last 5 minutes.

Buy - You will be able to purchase your units when the Offering goes on sale. This is usually 3 to 4 weeks after the VIP Auction closes and after notice of SEC qualification. You will receive an email with notice for a 24-hour window for successful bidders to purchase their reserved units. If any units are not purchased, it will open to the public to buy remaining SongShares.

Earn - SongVest will pay out any earned royalties quarterly.

*After SEC qualification, when the Offering is sold out, SongVest will email purchasers with details on claiming their free digital collectible from OneOf. Purchasers may claim one token for each share purchased and will need to have, or register for, a free account at OneOf.com.

Current Financial Information: No royalties have been earned as of May 22, 2023

Sound Recording Title	ISRC
Diggin' On You - TLC Version	QZK6P2319222

ROYALTYTRADERS LLC (DBA SONGVEST) IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. https://www.songvest.com/offering

This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange Commission ("SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither RoyaltyTraders LLC dba SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. https://www.songvest.com/offering

Contact Us


TLC
"CREEP – TLC VERSION"

Back To Auction List

Creep - TLC Version

$100 Starting Bid
$100 Current Bid

Starts In :
01 Days | 16 Hrs | 12 Min | 07 Sec

PLACE BID

Enter unit quantity | LOGIN TO BID

MAKE A PROXY BID

Enter unit quantity | LOGIN TO BID

MAKE AN OFFER TO BUY ALL

LOGIN TO MAKE AN OFFER

MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$0 Last 12 Months Royalties Paid
$0.00 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

0.00% Of 450 SongShare Goal

$100 Current Bid
0/450
Reserved Units | Available Units

Total Units 450

Add to Calendar: yahoo!

Description

Type of Rights: Sound Recording Owner's Share

Type of Income: Downloads, Streaming

Paid By: DistroKid

Term (Life or Yrs): Life of copyright

READ VIP AUCTION FAQS

VIDEO HELP ON BIDDING

The 2023 new sound recording by the best-selling American girl group of all time was initially released January 31, 2023. This new recording is fully owned by the band and for the first time, they will receive all royalties. The original "Creep," released in 1994, reached #1 on the *Billboard Hot 100* chart and was certified Platinum by the RIAA.

TLC is sharing 50% of the streaming royalties generated from the newly-released versions of selected hits so that fans can join in the overall success of these new songs.


50%
ARTIST
50%
SONGSHARES

"We've always tried to show our fans how much they are appreciated. From including their letters in Fanmail, and inviting them to be a part of our last project. This partnership with SongVest offered another opportunity to show our gratitude to our amazing fans and to include them in TLC history in a very special way."

Fans can bid now to reserve their shares. After SEC qualification, purchasers of these SongShares will also have an opportunity to claim a free custom digital collectible from OneOf.* This digital collectible does not represent the underlying security investment.



Creep - TLC Version
TLC
PREVIEW

SongVest offers a unique opportunity for fans to invest in the music industry by buying units of 50% of the sound recording royalties in "Creep - TLC Version". This means that investors can earn money every time the song is streamed online.

You are reserving one or more units that allow you to be first in line to purchase these units once they are qualified by the SEC. Each unit represents a prorated percentage of the royalties collected from the sound recordings and paid by DistroKid.


1
RESERVE
2
BUY
3
EARN
VIP AUCTION
24 HOUR PRESALE
ROYALTY PAYMENTS

Reserve - During the VIP Auction, you can reserve one or more SongShares at $100 per unit. If all of the units are reserved at the starting price, the unit price will increase. Any unit reserved at the higher price will displace a unit at the lower price. Based on demand, you could lose your reservation and have to bid again at the higher unit price to ensure you have your units reserved. The VIP Auction will end when time runs out and no new bids have been made in the last 5 minutes.

Buy - You will be able to purchase your units when the Offering goes on sale. This is usually 3 to 4 weeks after the VIP Auction closes and after notice of SEC qualification. You will receive an email with notice for a 24-hour window for successful bidders to purchase their reserved units. If any units are not purchased, it will open to the public to buy remaining SongShares.

Earn - SongVest will pay out any earned royalties quarterly.

---

*After SEC qualification, when the Offering is sold out, SongVest will email purchasers with details on claiming their free digital collectible from OneOf. Purchasers may claim one token for each share purchased and will need to have, or register for, a free account at OneOf.com.

Current Financial Information

Sound Recording Title	ISRC
Creep - TLC Version	QZTAW2269064

Contact Us


TLC
GET SONGSHARES AND EARN MUSIC ROYALTIES

songvest ...

songvest We are partnering with @officialtlc to bring a brand new offering to @SongVest on May 26. Mark your calendars! We'll be launching VIP Auctions for three newly-recorded versions of TLC favorites "No Scrubs," "Diggin' On You," and "Creep."

Purchasers of these SongShares will also have an opportunity to claim a free digital collectible from @oneofweb3.

And beginning right now, hit the link in our bio to enter to win exclusive @officialtlc merch, concert tickets, and a phone call from TLC!

Disclaimers: www.songvest.com/disclaimers

#TLC #Music #MusicRoyalties #SongShares #ExcitingAnnouncement #JoinTheJourney #SongVest #Creep #DigginOnYou #NoScrubs #MusicNews #TLCFans #TLCForever #HotSummerNightsTour #Win #EnterToWin #Giveaway #Tour #OneOf

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SongVest
Published by Jesse Atwell · 10m ·

TLC VIP Auctions launching May 26!

"TLC Is Re-Recording Classic Hits (The 'TLC Versions') & Offering Ownership Shares to Fans" via Digital Music News

Buyers will have the opportunity to claim complimentary digital collectible via OneOf.


TLC SongShares

DIGITALMUSICNEWS.COM

TLC Is Re-Recording Classic Hits & Offering Shares to Fans

The remaining members of TLC have announced a few re-recorded versions of classic hits ...

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SongVest
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SONGVE

SONGVEST.COM
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SongVest @songvest · 1m

.@OfficialTLC VIP Auctions launching May 26!

"TLC Is Re-Recording Classic Hits (The 'TLC Versions') & Offering Ownership Shares to Fans" via @digitalmusicnws

Buyers will have the opportunity to claim complimentary digital collectible via @oneofweb3.


TLC SongShares

digitalmusicnews.com

TLC Re-Recording Classic Hits (TLC Version) for Royalty Platform

The remaining members of TLC have announced a few re-recorded versions of classic hits to launch on SongVest, a fan royalty platform.

Promote

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SongVest @songvest · 1m

Disclaimers:

SONGVEST

songvest.com

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SongVest.com Disclaimers.

SongVest
1,197 followers
now •

TLC VIP Auctions launching May 26 on SongVest!

"TLC Is Re-Recording Classic Hits (The 'TLC Versions') & Offering Ownership Shares to Fans" via Digital Music News: https://found.ee/3bw3qP

SongShares® buyers will have the opportunity to claim complimentary digital collectible via OneOf.


TLC SongShares

TLC Is Re-Recording Classic Hits & Offering Shares to Fans
digitalmusicnews.com • 2 min read

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"TLC Is Re-Recording Classic Hits (The 'TLC Versions') & Offering Ownership Shares to Fans"
- Digital Music News
TLC Is Re-Recording Classic Hits (The 'TLC Versions') & Offering Ownership Shares to Fans
Ashley King May 12, 2023
DIGITAL MUSIC NEWS
TLC SongShares
VISIT SONGVEST.COM FOR MORE INFO

songvest ...

songvest "@officialtlc Is Re-Recording Classic Hits (The 'TLC Versions') & Offering Ownership Shares to Fans" via @digitalmusicnews

Visit link in bio to read the complete article!

Buyers will have the opportunity to claim complimentary digital collectible via @oneofnft.

#TLC #Music #MusicRoyalties #SongShares #ExcitingAnnouncement #JoinTheJourney #SongVest #Creep #DigginOnYou #NoScrubs #MusicNews #TLCFans #TLCForever #HotSummerNightsTour #Win #EnterToWin #Giveaway #Tour #OneOf #DigitalMusicNews #MusicRoyalties #MusicBusiness #MusicIndustry

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LINK IN BIO
"TLC Is Re-Recording Classic Hits (The 'TLC Versions') & Offering Ownership Shares to Fans"
- Digital Music News
TLC Is Re-Recording Classic Hits (The 'TLC Versions') & Offering Ownership Shares to Fans
Ashley King May 12, 2023
TLC SongShares
@DIGITALMUSICNEWS
VISIT SONGVEST.COM FOR MORE INFO

SongVest
Published by Jesse Atwell · Just now ·

TLC VIP Auctions launch 8AM ET tomorrow - Friday, May 26!

Create your SongVest.com account and reserve your SongShares® for newly-recorded versions of TLC's hits "No Scrubs," "Diggin' On You," and "Creep."

Purchasers of these SongShares will also have an opportunity to claim a free digital collectible from OneOf.

Details: https://found.ee/8999

Disclaimers: www.songvest.com/disclaimers


TLC
FRIDAY, MAY 26

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TLC
FRIDAY, MAY 26


TLC
FRIDAY, MAY 26

songvest

songvest @officialtlc VIP Auctions launch 8AM ET tomorrow - Friday, May 26!

Create your SongVest.com account and reserve your SongShares® for newly-recorded versions of TLC's hits "No Scrubs," "Diggin' On You," and "Creep."

Purchasers of these SongShares will also have an opportunity to claim a free digital collectible from @oneofnft.

Hit link in bio!

Disclaimers: www.songvest.com/disclaimers

#Music #TLC @tlc_army #MusicIndustry #MusicBusiness #MusicRoyalties

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SongVest
1,224 followers
now •

TLC VIP Auctions launch 8AM ET tomorrow - Friday, May 26!

Become an invested fan! Create your SongVest.com account and reserve your SongShares® for newly-recorded versions of TLC's hits "No Scrubs," "Diggin' On You," and "Creep."

Purchasers of these SongShares will also have an opportunity to claim a free digital collectible from OneOf.

Details: https://found.ee/tRIF93

Disclaimers: https://lnkd.in/gVunAqky

#Music #MusicRoyalties #TLC #SongShares #OneOf #VIPAuction #Creep #NoScrubs #DigginOnYou


TLC
FRIDAY, MAY 26

SongVest - TLC VIP Auctions - Friday, May 26

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SongVest @songvest · 4s

.@OfficialTLC VIP Auctions launch 8AM ET tomorrow - Friday, May 26!

Create your SongVest.com account and reserve your SongShares® for newly-recorded versions of TLC's hits “No Scrubs,” “Diggin' On You,” and “Creep.”

Go here: found.ee/ZBCqo2


TLC
FRIDAY, MAY 26
0:08

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SongVest @songvest · 4s

Purchasers of these SongShares will also have an opportunity to claim a free digital collectible from @oneofweb3!

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songvest.com

BID NOW ON TLC SONGSHARES®


TLC

TLC VIP AUCTIONS

RESERVE YOUR SONGSHARES® NOW

With over 85 million records sold worldwide, TLC remains the best-selling American girl group of all time. And beginning **RIGHT NOW** you have the chance to reserve SongShares® for newly-recorded versions of TLC's hits **"Creep," "Diggin' On You,"** and **"No Scrubs."**

Buyers of these SongShares® are entitled to earn potential royalties and will also have the opportunity to claim a commemorative digital collectible via **OneOf**.

I want TLC SongShares! What do I do next?
Click the buttons below and place your bids to reserve your TLC SongShares®. Want to know more about our VIP Auctions and how to place a bid? Check out our **FAQs here.**

Need to create a SongVest account? **Create your account here.**

Become an invested fan. Reserve your SongShares. Buy your SongShares. And earn music royalties. It's that simple.

Have questions? Check out our complete FAQs **here** or email us at **support@songvest.zohodesk.com** and we will help!

RESERVE "NO SCRUBS - TLC VERSION"

RESERVE "CREEP - TLC VERSION"

RESERVE "DIGGIN' ON YOU - TLC VERSION"


AUCTION
HELIUM COMEDY RECORDS
BID NOW
HELIUM COMEDY RECORDS SOUND RECORDING COPYRIGHTS

Helium Comedy Records Sound Recording Copyrights

AUCTION ENDS MAY 31

This offering contains over 1,200 sound recordings from spoken word comedy label Helium Comedy Records, featuring such performers as Mary Santora, Dustin Nickerson, and Tyler Fischer.

INCOME LAST FOUR QUARTERS: $155,124

BID NOW


VIP AUCTION
RESERVE YOUR SONGSHARES®
"3 HEADED GOAT" AND MORE COMPOSITIONS

"3 Headed Goat" and More Compositions

VIP AUCTION ENDS JUNE 2

The Agreement contains fifty percent (50%) of the so-called "writer's share" of the public performance royalty income for the composition "3 Headed Goat" which has been recorded by artists Lil Durk, Lil Baby, and Polo G, and two other compositions: "Conscience" recorded by Kodak Black featuring Future, and "Bless Em", recorded by Takeoff (late from Migos) featuring Travis Scott.

RESERVE YOUR SONGSHARES®

SONGVEST

LOGIN >

FAQ >

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange Commission (′SEC″) has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission (′SEC″) has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction ″Test The Waters″ Legend

RoyaltyTraders, LLC (″SongVest″) is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here: https://www.songvest.com/offering

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. SongVest Offering

SongVest
Published by Jesse Atwell · 8h ·

JUST LAUNCHED: Reserve your TLC SongShares® now!

Place your bids here: https://found.ee/v716W7

Create your SongVest.com account and reserve your SongShares® for newly-recorded versions of TLC's hits “No Scrubs,” “Diggin' On You,” and “Creep.”

Purchasers of these SongShares® will also have an opportunity to claim a free digital collectible from OneOf.

Disclaimers: www.songvest.com/disclaimers


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songvest JUST LAUNCHED: Reserve your @officialtlc SongShares now!

Hit the link in our bio to place your bids.

Create your SongVest.com account and reserve your SongShares for newly-recorded versions of TLC's hits "No Scrubs," "Diggin' On You," and "Creep."

Purchasers of these SongShares will receive earned royalties and will also have the opportunity to claim a free digital collectible from @oneofnft.

Visit SongVest.com and bid now!

Disclaimers: www.songvest.com/disclaimers

#music #tlc #musicroyalties #oneof #tlcarmy @tlc_army

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JUST LAUNCHED: Reserve your TLC SongShares® now!

Place your bids here: https://found.ee/wap6OR

Create your SongVest.com account and reserve your SongShares® for newly-recorded versions of TLC's hits "No Scrubs," "Diggin' On You," and "Creep."

Purchasers of these SongShares® will earn potential royalties and also have an opportunity to claim a free digital collectible from OneOf.

Disclaimers: https://lnkd.in/gVunAqky


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SongVest - TLC VIP Auction - Reserve Your TLC SongShares Now

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JUST LAUNCHED: Reserve your @OfficialTLC SongShares® now!

Place your bids here: found.ee/8dBvAx


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Create your @songvest account and reserve your SongShares® for newly-recorded versions of TLC's hits "No Scrubs," "Diggin' On You," and "Creep."

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SongVest @songvest · 6h
Purchasers of these SongShares® will also have an opportunity to claim a free digital collectible from @oneofweb3.

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SONGVEST

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SongVest.com Disclaimers.

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SongVest
Published by Jesse Atwell · 1m ·

This week on SongVest!

Bid now on TLC SongShares®: https://found.ee/cvA38

Helium Comedy Records Sound Recording Copyrights ends May 31: https://found.ee/6Ks0aZ

Plus two new Auctions launching May 31!
The Cold Stares' 'WAYS' Sound Recording Copyrights: https://found.ee/ff6cz

Bad Bunny's "Safaera" and Related Royalties
https://found.ee/FJovOk

Disclaimers: www.songvest.com/disclaimers


VIP AUCTION
BID NOW
TLC
"NO SCRUBS - TLC VERSION"
"CREEP - TLC VERSION"
"DIGGIN' ON YOU - TLC VERSION"

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VIP AUCTION
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"NO SCRUBS - TLC VERSION"
"CREEP - TLC VERSION"
"DIGGIN' ON YOU - TLC VERSION"
Disclaimers:
SONGVEST.COM


VIP AUCTION
BID NOW
TLC
"NO SCRUBS - TLC VERSION"
"CREEP - TLC VERSION"
"DIGGIN' ON YOU - TLC VERSION"

songvest

songvest This week on SongVest!

Bid now on TLC SongShares® - hit the link in the bio to reserve your SongShares® for newly-recorded versions of @officialtlc hits.

PLUS:
Helium Comedy Records Sound Recording Copyrights ends May 31

AND two new Auctions launch May 31 - The Cold Stares' 'WAYS' Sound Recording Copyrights and Bad Bunny's "Safaera" and Related Royalties.

Disclaimers: www.songvest.com/disclaimers

#Music #MusicRoyalties #Invest #Investing #TLC #OfficialTLC #Creep #NoScrubs #DigginOnYou #HeliumRecords #BadBunny #ColdStares #SongVest #SongShares

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now •

This week on SongVest!

Bid now on TLC SongShares®: https://found.ee/LgtyU

Helium Comedy Records Sound Recording Copyrights ends May 31:
https://found.ee/ogzf2S

Plus two new Auctions launching May 31!
The Cold Stares' 'WAYS' Sound Recording Copyrights: https://found.ee/2qXwk

Bad Bunny's "Safaera" and Related Royalties
https://found.ee/nl0Je

Disclaimers: https://lnkd.in/gVunAqky


VIP AUCTION
BID NOW
TLC
"NO SCRUBS - TLC VERSION"
"CREEP - TLC VERSION"
"DIGGIN' ON YOU - TLC VERSION"

SongVest - Bid Now

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SongVest @songvest · 2s

This week on SongVest!

Bid now on TLC SongShares®: found.ee/ht6Din


VIP AUCTION
BID NOW
TLC
"NO SCRUBS - TLC VERSION"
"CREEP - TLC VERSION"
"DIGGIN' ON YOU - TLC VERSION"
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SongVest @songvest · 1s

Plus two new Auctions launching May 31!

The Cold Stares' 'WAYS' Sound Recording Copyrights: found.ee/fWU4cP

Bad Bunny's "Safaera" and Related Royalties
found.ee/CReF4C

1

SongVest @songvest · 1s

Disclaimers:

SONGVEST

songvest.com

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SongVest.com Disclaimers.

SONGVEST LEARN MORE | LOGIN | FAQ

AUCTION ENDS 7PM ET


AUCTION
HELIUM COMEDY RECORDS
ENDS MAY 31
HELIUM COMEDY RECORDS SOUND RECORDING COPYRIGHTS

Helium Comedy Records Sound Recording Copyrights

AUCTION ENDS MAY 31

This offering contains over 1,200 sound recordings from spoken word comedy label Helium Comedy Records, featuring such performers as Mary Santora, Dustin Nickerson, and Tyler Fischer.

INCOME LAST FOUR QUARTERS: $155,124

BID NOW


TLC

TLC VIP AUCTIONS

RESERVE YOUR SONGSHARES® NOW

With over 85 million records sold worldwide, TLC remains the best-selling American girl group of all time. And beginning **RIGHT NOW** you have the chance to reserve SongShares® for newly-recorded versions of TLC's hits **"Creep," "Diggin' On You,"** and **"No Scrubs."**

Buyers of these SongShares® are entitled to earn potential royalties and will also have the opportunity to claim a commemorative digital collectible via **OneOf**.

RESERVE YOUR TLC SONGSHARES®


VIP AUCTION
RESERVE YOUR SONGSHARES®
"3 HEADED GOAT" AND MORE COMPOSITIONS

”3 Headed Goat” and More Compositions

VIP AUCTION ENDS JUNE 2

The Agreement contains fifty percent (50%) of the so-called “writer’s share” of the public performance royalty income for the composition “3 Headed Goat” which has been recorded by artists Lil Durk, Lil Baby, and Polo G, and two other compositions: “Conscience” recorded by Kodak Black featuring Future, and “Bless Em”, recorded by Takeoff (late from Migos) featuring Travis Scott.

RESERVE YOUR SONGSHARES®


AUCTION
PARENTAL ADVISORY EXPLICIT CONTENT
BID NOW
BAD BUNNY'S "SAFAERA" AND RELATED ROYALTIES

Bad Bunny’s ”Safaera” and Related Royalties

AUCTION ENDS JUNE 7

This offering includes the composition “Big Up,” originally recorded by Shaggy and Rayvon and released in 1993, and the composition titled “Safaera,” an interpolation of “Big Up,” which was recorded by superstar Latin Pop artist Bad Bunny and others and released in February 2020. The writer is credited with 6% of “Safaera” and 50% of “Big Up” and has a co-publisher’s share interest in each.

BID NOW




A U C T I O N
BID NOW
THE COLD STARES' 'WAYS'
SOUND RECORDING
COPYRIGHTS

The Cold Stares' 'WAYS' Sound Recording Copyrights

AUCTION ENDS JUNE 7

This offering contains the complete sound recording copyrights and one hundred percent (100%) of the sound recording owner's share of income paid by Ingrooves from the thirteen sound recordings encompassing the 2019 album *WAYS*, recorded by The Cold Stares.

BID NOW

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Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here: https://www.songvest.com/offering

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. SongVest Offering

SONGVEST LEARN MORE | LOGIN | FAQ


TLC

TLC VIP AUCTIONS

RESERVE YOUR SONGSHARES® NOW

Hi,

Sean Peace here, SongVest's Founder and CEO.

Thank you for investing in SongVest. We're happy to have you on the team. I'm writing today with an exciting update about the company.

First off, we continue to successfully close catalog sales and SEC-qualified fractional royalty offerings on the platform. And our royalty payouts continue to grow. In 1Q23, **we paid out nearly $75,000 to SongVest users**. These royalties are generated from a variety of sources, including broadcast and streaming platforms, and we're excited to pay out the royalties due to each SongVest user.

We're also happy to announce our latest offering with TLC, the **best-selling American girl group of all time**. **We've partnered with TLC** to offer 50% of royalties from newly-recorded versions of their hits "No Scrubs," "Diggin' On You," and "Creep." Fractionalized shares of these three TLC songs are available to fans as SongShares®, SEC qualified fractionalized music royalty streams. **Bidding is now open for all three SongShares® offerings on SongVest.com**. TLC SongShares® buyers will also have the opportunity to claim a digital collectible from leading web3 platform OneOf. Check out the offering here and place your bids to **reserve your SongShares®**.

As an investor in SongVest, we encourage you to **help spread the word** about our latest offerings. Here are links and assets you may use on your social media accounts to help generate buzz about our current TLC offering:

Use this link to help promote: **https://found.ee/XPHOBe**

Share Graphics

Thank you for being an investor in SongVest. We look forward to sharing many more exciting updates in the near future.

All the best,
Sean Peace
Founder & CEO
SongVest.com

RESERVE YOUR TLC SONGSHARES®

SONGVEST

LOGIN >

FAQ >

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange Commission (′SEC″) has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission (′SEC″) has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction ″Test The Waters″ Legend

RoyaltyTraders, LLC (″SongVest″) is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here: https://www.songvest.com/offering

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. SongVest Offering

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SongVest
Published by Jesse Atwell · Just now ·

Our TLC VIP Auctions close tomorrow! 7PM ET on Friday, June 9 is your LAST CHANCE to reserve your TLC SongShares® for newly-recorded versions of "Creep," "Diggin' On You," and "No Scrubs."

Reserve your SongShares®. Buy your SongShares®. And earn music royalties.

Reserve your TLC SongShares® here: https://found.ee/ljLIM

“We’ve always tried to show our fans how much they are appreciated. From including their letters in Fanmail, and inviting them to be a part of our last project,” said TLC. “This partnership with SongVest offers another opportunity to show our gratitude to our amazing fans and to include them in TLC history in a very special way.”

Disclaimers: www.songvest.com/disclaimers


TLC
RESERVE YOUR SONGSHARES NOW.
EXCLUSIVELY AT SONGVEST.COM


songvest 10m
Our @officialtlc VIP Auctions close tomorrow. Hit link in bio to reserve your TLC SongShares!!
TLC
RESERVE YOUR SONGSHARES RIGHT NOW
ongvest
Seen by 6


TLC
RESERVE YOUR
SONGSHARES NOW.
EXCLUSIVELY AT
SONGVEST.COM

songvest
Original audio

songvest Our @officialtlc VIP Auctions close tomorrow! 7PM ET is your LAST CHANCE to reserve your TLC SongShares for newly-recorded versions of "Creep," "Diggin' On You," and "No Scrubs."

Hit the link in our bio to reserve your SongShares.

Reserve SongShares. Buy SongShares. And get earned music royalties.

"We've always tried to show our fans how much they are appreciated. From including their letters in Fanmail, and inviting them to be a part of our last project," said TLC. "This partnership with @songvest offers another opportunity to show our gratitude to our amazing fans and to include them in TLC history in a very special way."

Purchasers of these SongShares will have the opportunity to claim a free digital collectible from @oneofnft.

Disclaimers: www.songvest.com/disclaimers

18m

iamtoxicchocolate So does highest bid win the song or does everyone who bids get a percentage of the song?? @songvest

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Our TLC VIP Auctions close tomorrow! 7PM ET on Friday, June 9 is your LAST CHANCE to reserve your TLC SongShares® for newly-recorded versions of "Creep," "Diggin' On You," and "No Scrubs."

Reserve your SongShares®. Buy your SongShares®. And earn music royalties.

Reserve your TLC SongShares® here: https://found.ee/bDWJW

“We’ve always tried to show our fans how much they are appreciated. From including their letters in Fanmail, and inviting them to be a part of our last project,” said TLC. “This partnership with SongVest offers another opportunity to show our gratitude to our amazing fans and to include them in TLC history in a very special way.”

Disclaimers: https://lnkd.in/gVunAqky


TLC
RESERVE YOUR SONGSHARES RIGHT NOW

SongVest - TLC VIP Auctions end Friday, June 9

SongVest @songvest · 1s

Our @OfficialTLC VIP Auctions close tomorrow! 7PM ET on Friday, June 9 is your LAST CHANCE to reserve your TLC SongShares® for newly-recorded versions of "Creep," "Diggin' On You," and "No Scrubs."

Reserve your TLC SongShares® here: found.ee/0sroTy


TLC
RESERVE YOUR
SONGSHARES
RIGHT NOW
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SongVest @songvest · 1s

"This partnership with SongVest offers another opportunity to show our gratitude to our amazing fans and to include them in TLC history in a very special way," TLC said.

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SONGVEST

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TLC fans! TLC is giving you the chance to own a piece of their catalog by offering fractionalized music royalties. Become an invested fan. Reserve SongShares and earn potential royalties. Bid now on SongShares for newly-recorded versions of their top hits!


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Spotify Ad - Transcript

Hey TLC Fans!

Now is your chance to become an invested fan.

The best-selling American girl group of all time is giving you a chance to own a piece of their catalogue via Songvest.

Plus SongShares buyers will have the opportunity to claim a free digital collectible via OneOf.

Reserve your TLC SongShares now by visiting SongVest.com.

Disclaimers at www.songvest.com/disclaimers.

Ad preview as of 5/25/2023 5:19 pm

Advertisement

SongVest


TLC

Learn more

0:00 -0:30

TLC GIVES FANS THE CHANCE TO OWN A PIECE OF THEIR CATALOG BY OFFERING FRACTIONALIZED MUSIC ROYALTIES THROUGH SONGVEST

BEST-SELLING AMERICAN GIRL GROUP OF ALL TIME WILL SHARE 50% OF ROYALTIES FROM NEWLY-RECORDED VERSIONS OF THEIR TOP HITS

INVESTORS TO BE REWARDED FREE DIGITAL COLLECTIBLES VIA LEADING WEB3 PLATFORM ONEOF

May 9, 2023 - Raleigh, NC – One of the best-selling American girl group of all time, TLC, has partnered with SongVest, the premier online platform for buying and selling music royalties, to give fans the opportunity to purchase fractionalized royalties from the trio's beloved catalog. TLC fans will now have the opportunity to own a piece of their favorite songs and receive royalty payments from the group's newly-recorded versions of their hits "No Scrubs," "Diggin' on You," and "Creep."

Fractionalized shares of these three TLC songs – officially titled "No Scrubs - TLC Version," "Diggin' On You - TLC Version," and "Creep - TLC Version" – will be made available to fans as SongShares®, SEC qualified fractionalized shares of music royalty streams that anyone can buy. Available exclusively at SongVest, SongShares® allow rights holders to sell any percentage of any royalty stream directly to fans and music-loving investors. TLC is sharing 50% of the streaming royalties generated from the newly-released versions of their hits so that fans can join in the overall success of the songs.

"We've always tried to show our fans how much they are appreciated. From including their letters in Fanmail, and inviting them to be a part of our last project," said TLC. "This partnership with SongVest offers another opportunity to show our gratitude to our amazing fans and to include them in TLC history in a very special way."

The limited run of SongShares® will be available through VIP Auctions, beginning on Friday, May 26 with the launch of 450 shares of "Creep - TLC Version," 200 shares of "Diggin' On You - TLC Version," and 1,900 shares of "No Scrubs - TLC Version." Bidding for the SongShares® will begin at $100. Fans with successful bids at the end of the VIP Auction period will have the first opportunity to purchase the SongShares® following SEC qualification.

"We're excited to work with TLC to engage their audience in a new and innovative way, helping them create invested fans by selling shares of music royalties directly to their audience," said Sean Peace, CEO of SongVest. "Since SongShares owners receive a portion of the royalties paid out from the songs, SongShares are a great way for artists to directly involve their fans and motivate them to share in the success of their career."

Fans may also enter to win a personal phone call from TLC, as well as two tickets to any upcoming tour date, exclusive merchandise, and autographed posters. The giveaway ends on May 24. Buyers will also have the opportunity to claim a complimentary digital collectible, provided by mass-consumer Web3 technology company OneOf, for each SongShare purchased. Buyers can claim their free collectible at OneOf.com, using an existing account or by creating a new account. Redemption details will be sent after the offering closes. The digital collectible does not represent the security.

TLC fans can get more information here: https://found.ee/tlcsvannounce

ABOUT TLC

With over 85 million records sold worldwide, TLC remains the best-selling American girl group of all time. Founded in 1990, consisting of Tionne "T-Boz" Watkins, Lisa "Left-Eye" Lopes and Rozonda "Chilli" Thomas.Known worldwide equally for their hits and their trending headlines, the group pride themselves on being musical change agents by empowering women, encouraging HIV/AIDS education, advocating for anti-bullying efforts and for the protection of children. TLC enjoyed epic success scoring four Grammy awards, nine top-ten hits, and over 35 major awards, five MTV music video awards and five soul train awards. TLC was inducted into the Black music & Entertainment Walk of Fame in 2022 and headlined the legendary Glastonbury festival in June of 2022. The group was honored with the inaugural Legacy award from Variety magazine in 2023. TLC is managed by Bill Diggins/Diggit Entertainment Group, Inc.

ABOUT SONGVEST

Founded by Sean Peace, SongVest is the first music marketplace to offer fans and investors the ability to purchase SongShares® from their favorite songs and artists. SongShares® are the first Regulation A+ SEC qualified offering that allows fractional ownership of music royalties, opening the asset class to the general public.

ABOUT ONEOF

OneOf is the mass-consumer Web3 company connecting the next 100M non-crypto-native fans to iconic brands, artists, and athletes. OneOf technology enables global brands and enterprises to reimagine commerce, loyalty and engagement, allowing consumers to seamlessly collect or trade digital assets with no prior crypto expertise. Deeply committed to a sustainable and inclusive blockchain future, minting digital assets on OneOf's platform uses up to 2 million times less energy than previous generation proof-of-work networks, and costs up to 99% less in gas fees. A leader in diversity, over 80% of the collections curated by OneOf come from minority or female creators.

This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are “good” investments. Commission ('SEC") has qualified under Tier II of Regulation A.

Dalmore Group LLC (“Dalmore”) is registered with the Securities and Exchange Commission (“SEC”) as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. (“FINRA”) and Securities Investor Protection Corporation (“SIPC”) and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend
RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a “testing the waters” for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:
https://www.songvest.com/offering

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management’s current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. SongVest Offering